United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                          SEC File No. 333-39208
                                                           CUSIP No. 12615U 10 5

                           NOTIFICATION OF LATE FILING

(Check One):    __ Form 10-K and Form 10-KSB; __ Form 20-F;
                __ Form 11-K;  X  Form 10-Q and Form 10-QSB; __ Form N-SAR
                              ---

              For Period Ended:  March 31, 2005
              ----------------

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                       COL China Online International Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                       3176 South Peoria Court, Suite 100
                             Aurora, Colorado 80014
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
[ X ] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the difficulties encountered by the Registrant in coordinating the schedules of the various parties who contributed to the filing of the Registrant's Quarterly Report on Form 10-QSB regarding the quarter ended March 31, 2005 (the "Form 10-QSB"), the Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Chi Keung Wong                         86 021 64479982
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  (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[ X ] Yes [   ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the three months and nine months ended March 31, 2005 represented telecommunication services revenue of Rmb174,441 (US$21,049) and Rmb536,803 (US$64,773), respectively, as compared to Rmb39,092 (US$4,717) for both of the three months and nine months ended March 31, 2004. The Company has marketing fees received from Shenzhen Rayes Group Co., Ltd. of Rmb65,639 (US$7,921) for the nine months ended March 31, 2004 but no revenues were derived from the three months and nine months ended March 31, 2005.

     The Company contracted with a telecommunication services company selling IDD (IP phone) to end-users and receives telecommunication services commission income from the agent, which is a percentage of monthly usage end-users.

     During the quarter ended September 30, 2004, the Company contracted with Railcomm Internet for the installation and promotion of inter-call services. The Company received income from end-users for the installation services provided and commission from Railcomm, which is a percentage of monthly usage end-users.

     The Company also contracted with a supermarket, which allowed COL International to install projectors in its shops. According to the initial plan, the In-store advertising income would be derived from projecting advertising programs from the projectors installed in supermarkets. However, the plan was eventually unsuccessful and was abandoned.

     The ISP services business was terminated and transferred to a third party in December 2003. No revenue was derived from advertising upon the termination. In the past, marketing fees were related to the Joint Venture's share of 50 percent of the revenues generated from ISP services owned by a minority shareholder, Rayes Group, and computer hosting of web sites for customers.

     In connection with these services, the Company has an agreement with Rayes Group to reimburse Rayes Group for its actual transmission (i.e., telephone line) costs, provided that Rayes Group will pay all incremental costs related to expansion of the telecommunications facilities related to the ISP operations.

     These amounts totaled Rmb166,520 (US$20,094) and Rmb137,944 (US$16,645) for the three months period ended March 31, 2004 and 2005, respectively. The Joint Venture has no long-term commitments in connection with its telecommunication costs other than management fees payable to the Rayes Group for providing services. The decrease in telecommunication costs is primarily due to the ceasing of the Company's related ISP business.

     Other income for the three months and nine months ended March 31, 2005 was Rmb95,165 (US$11,483) and Rmb166,229 (US$20,058), as compared to Rmb75,484
(US$9,109) and Rmb181,821 (US$21,856) for the three months and nine months ended March 31, 2004. "Other income" primarily represents lease income, interest income and miscellaneous income.

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     Starting from 2003, the Company purchased and leased out a system of computer network and software for generating lease income, the cost of the system is approximately Rmb1,976,000 (US$238,456) and has been recorded in net investment in the lease of Rmb247,073 (US$29,813) in the Company's condensed consolidated balance sheet as of March 31, 2005. The relevant lease income for the three months and nine months ended March 31, 2004 was Rmb34,649 (US$4,181) and Rmb103,945 (US$12,543), respectively.

     General and administrative costs include salaries, rent, travel and other overhead costs. For the three months ended March 31, 2004 and 2005, general and administrative costs totaled Rmb1,721,380 (US$207,721) and Rmb1,052,598 (US$127,009), respectively. For the nine months ended March 31, 2004 and 2005, general and administrative costs totaled Rmb5,564,885 (US$671,520) and Rmb4,881,537 (US$589,030), respectively. The decrease in general and administrative costs are mainly resulted from the decrease in salaries in COL.

     Amortization and depreciation expense for the three months ended March 31, 2004 and 2005 was Rmb142,531 (US$17,199) and Rmb173,286 (US$20,910),
respectively. For nine months ended March 31, 2004 and 2005, amortization and depreciation expenses were Rmb485,726 (US$58,613) and Rmb519,857 (US$62,729).

     The Company has not recognized any future tax benefits resulting from its operating losses due to the uncertainty of future realization.

     No share of loss has been absorbed by minority shareholder for the three months ended March 31, 2005 as its initial capital contribution was fully absorbed.

     The above has resulted in net losses of Rmb1,881,206 (US$227,007) and Rmb1,094,222 (US$132,032) for the three months ended March 31, 2004 and 2005, respectively, compared to Rmb6,143,645 (US$741,359) and Rmb5,060,519 (US$610,628) for the nine months ended March 31, 2004 and 2005. The Company expects to continue to incur losses until its services are more fully developed and accepted in China.


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                       COL CHINA ONLINE INTERNATIONAL INC.
                       -----------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 16, 2005               By:/s/ Chi Keung Wong
       ------------                  ------------------------------------------
                                        Chi Keung Wong, Chief Executive Officer
                                        and Chief Financial Officer

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